

February 18, 2014

Jay Etheridge
Chief Financial Officer
Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, AL 35233

      Re: **Confederate Motors, Inc.**
          Form 10-K for the year ended December 31, 2012
          Filed April 16, 2013
          File No. 000-52500

Dear Mr. Etheridge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ David R. Humphrey

                    David R. Humphrey
                    Accounting Branch Chief